EXHIBIT 14.1

ROGUE WAVE SOFTWARE, INC.
CODE OF ETHICS

Policy Statement:

     The Employee Handbook of Rogue Wave Software, Inc. (the “Company”) includes general guidelines and standards of conduct of employees, which are meant to guide all decisions and behavior. In addition to the Employee Handbook, the Board of Directors has adopted the following Code of Ethics for the Company’s Chief Executive Officer, the Chief Financial Officer and employees, which supplements our Employee Handbook and is deemed the “code of ethics” required by the Securities and Exchange Act of 1934 and the rules and regulations issued with the Securities and Exchange Commission (the “SEC”) there under and the rules and regulations of the Nasdaq Stock Market.

     This Code of Ethics may be revised or supplemented from time to time to reflect changing laws and ethical standards. You are responsible for maintaining a working knowledge and understanding of this Code of Ethics and may be asked from time to time to certify that you have read, understand and agree to comply with the most recent version of this Code of Ethics.

Ethics Policy:

1.	Honesty and Ethical Conduct; Conflicts of Interest. You will exhibit and promote the highest standards of ethical conduct by:

(a)	encouraging and rewarding professional integrity in all aspects of the Company’s dealings by eliminating all inhibitions and barriers to responsible behavior, such as coercion, fear or alienation; and

(b)	avoiding, to the extent possible, the appearance or occurrence of conflicts between what is in the best interests of the Company and what could result in material personal gain for you or your family. In the event you become aware of any such conflict, you should promptly report the same to the Company’s Vice President of Human Resources or other person charged with responsibility for human resources and the Chairman of the Audit Committee of the Company’s Board of Directors.

2.	Public Disclosure. It is our policy that the information in our public communications reports, including our SEC filings, be full, fair, accurate, timely and understandable. You are responsible for acting in furtherance of this policy. In particular, those employees, executive officers and directors involved in our disclosure process are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting or causing others to omit, material facts about the Company to others, whether within or outside of the Company, including the Company’s independent auditor and outside counsel.

3.	Compliance with Applicable Laws, Rules and Regulations. It is the Company’s policy to comply with all applicable laws, rules and regulations. It is your personal responsibility to adhere to those standards and restrictions imposed by those laws, rules and regulations, and in particular, those relating to accounting and auditing matters.

     If you are unsure whether a situation violates any applicable law, rule or regulation, you should discuss the situation with your supervisor or the Company’s Vice President of Human Resources or other person charged with responsibility for human resources to prevent possible problems at a later date. To encourage the reporting of violations, the Company will not allow retaliation for reports made in good faith.

Enforcement of the Code of Ethics:

     You should strive to identify and raise potential issues before they lead to problems, and should ask about the application of the Code of Ethics whenever in doubt. If you become aware of any existing or potential violation of this Code, you should notify the Company’s Vice President of Human Resources or other person charged with responsibility for human resources. Any violation of this Code of Ethics may lead to disciplinary action which may include, without limitation, one or more of a warning or letter of reprimand, demotion, loss of merit increase, bonus or stock options, suspension without pay or termination of employment.